Filed by Community Bank System, Inc. (Commission File No.: 001-13695)
pursuant to Rule 425 under the Securities Act of 1933.
Subject Company: First Heritage Bank (Commission File No.: None)

News Release

COMMUNITY BANK SYSTEM, INC.
5790 Widewaters Parkway, DeWitt, N.Y. 13214

For further information, please contact:
Mark E. Tryniski,
Chief Financial Officer
Office: (315) 445-7378
Fax: (315) 445-7347

COMMUNITY BANK SYSTEM REPORTS RECORD EARNINGS IN 2003

Full-year Net Interest Margin Increases; Non-interest Income Up 25%

     Syracuse, N.Y. – January 26, 2004 – Community Bank System, Inc. (NYSE: CBU), has announced its earnings results for 2003.

Earnings Results-GAAP Basis. Diluted earnings per share measured in accordance with generally accepted accounting principles (“GAAP”) for 2003 were $2.99, up from the prior year’s level of $2.93. Diluted earnings per share for the quarter ended December 31, 2003, including the impact of a debt restructuring, were $0.62, compared to $0.73 for the same quarter of 2002. Increased earnings in 2003 resulted from improved net interest margins, significantly higher levels of non-interest income, and lower loan loss provisioning, offset by higher operating expenses and a debt restructuring charge of $2.6 million (pre-tax).

Earnings Results-Operating Basis. In addition to the earnings results presented above in accordance with GAAP, the company provides earnings results on a non-GAAP, or operating basis. The determination of operating earnings excludes the effects of certain items the company considers to be non-operating, including acquisition expenses, the results of securities transactions, and debt restructuring activities. Diluted operating earnings per share for 2003 were $3.13, up 8.7% from the $2.88 reported in 2002. Fourth quarter 2003 diluted operating earnings per share rose 4.2%, from $0.72 in 2002 to $0.75 in 2003. A reconciliation of GAAP-based earnings results to operating-based earnings results is as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,

	2003	2002	2003	2002

Diluted earnings per share	$0.62	$0.73	$2.99	$2.93
Acquisition expenses	0.02	0.00	0.02	0.03
Net securities (gains)/losses	0.00	(0.06)	0.00	(0.12)
Loss on debt restructuring	0.11	0.05	0.12	0.04

Diluted earnings per share — operating	$0.75	$0.72	$3.13	$2.88

Sanford A. Belden, President and Chief Executive Officer, stated, “2003 was an exceptional year in many respects. We are pleased that we achieved record operating results during 2003, particularly with the strength

Community Bank System, Inc.

of our net interest margins and the 25% increase in non-interest income. We grew loans by more than 7% (excluding acquisitions), and our vigilant attention to asset quality resulted in improvements to our delinquency, charge-off, and non-performing loan ratios. Consistent with our strategy of enhancing shareholder value through strategic, high-value acquisitions, we acquired three outstanding businesses in 2003, including Peoples Bancorp, Harbridge Consulting Group, and Grange National Bank. More recently, we announced the acquisition of First Heritage Bank in Wilkes-Barre, Pa., which will bring us significant commercial lending relationships and further enhance our presence in the important Northeastern Pennsylvania marketplace. These acquisitions will further strengthen the earnings opportunities for both our banking and financial services businesses as we begin 2004. Lastly, we are delighted with the market performance of CBU shares, which appreciated by 57% in 2003 and, including the impact of the Grange acquisition, raised our total market capitalization to nearly $700 million.”

Net interest income in 2003 of $131.8 million was up 3.1% over 2002’s level of $127.9 million on the strength of higher net interest margins. Average earning assets rose $45 million in 2003 as higher loan levels were offset by planned securities reductions. Net interest margin increased to 4.69% in 2003 from 4.62% in 2002. Reduction of earning asset yields from 7.18% to 6.62% was more than offset by reductions in the total cost of funds from 2.53% to 1.93%. Net interest margins for the fourth quarter of 2003 remained strong at 4.59%, decreasing only 4 basis points from 4.63% in the third quarter of 2003.

Loan loss provision in 2003 was $11.2 million, down from $12.2 million in 2002 on the strength of lower delinquency, charge-off and non-performing loan ratios. For the fourth quarter of 2003, loan loss provision was $3.1 million, compared to $5.0 million in the comparable 2002 quarter.

Non-interest income (excluding security and debt transactions) increased by more than 25% in 2003, from $30.1 million in 2002 to $37.7 million in 2003. This raises the ratio of non-interest income to total income from 17.7% in 2002 to 20.7% in 2003. This increase is due principally to the introduction of a new deposit service introduced late in the fourth quarter of 2002 which accounts for approximately $6.2 million of the increase, and the acquisition in July 2003 of Harbridge Consulting Group, which contributed approximately $1.6 million of the increase. Revenues from financial services were unfavorably impacted by the difficult investment environment experienced in the first half of 2003; however, the last half of 2003 showed improvement of 12% over the first half of 2003 (excluding the Harbridge acquisition). Total financial services income in 2003 of $12.9 million (including Harbridge) compares to $11.8 million in 2002. Declines in investment management, trust, and broker-dealer activities were offset by continued expansion of the benefit plan administration business, which delivered 21% revenue growth in 2003.

Operating expenses (excluding acquisition expenses) increased from $94.3 million in 2002 to $102.0 million in 2003, and from $23.8 million in fourth quarter 2002 to $27.5 million in 2003. The efficiency ratio (excluding intangible amortization, debt restructuring and security gain/loss) increased to 53.3% in 2003 from 52.0% in 2002. The fourth quarter 2003 efficiency ratio of 54.4% compares to 50.3% for 2002. Increases in 2003 operating expenses for both the full-year and quarterly periods are due in large measure to the additional operating expenses associated with the three acquisitions closed during 2003, as well as significant increases in pension, medical, and other benefit costs recognized in the fourth quarter of 2003.

The company’s effective tax rate declined to 24.0% in 2003 from 26.5% in 2002, due principally to higher proportions of tax-exempt income. The fourth quarter effective tax rate was 24.1% in 2003 and 25.0% in 2002.

Financial Position

Community Bank System, Inc.

End-of-year earning assets of $3.40 billion represent an increase of $371 million over 2002 levels of $3.03 billion. This increase reflects organic loan growth of $134 million, or 7.4%, and acquired earning assets of $250 million. Investment securities of $1.33 billion at December 31, 2003 were up slightly from the $1.29 billion reported at year-end 2002. Outstanding borrowings rose to $668 million from $544 million at December 31, 2002, with the increase used principally to fund strong consumer mortgage demand. Excluding the impact of $249 million of acquired deposits, total deposits decreased approximately 1% from $2.51 billion at year-end 2002 to $2.48 billion in 2003.

Total organic loan growth of $134 million was driven principally by consumer mortgage demand, which accounted for $127 million, an increase of 25% over 2002. This increase excludes approximately $67 million of longer-term loans originated and sold in the secondary market, $52 million of which occurred in the first and second quarters of 2003. The remainder reflects an increase in indirect installment lending of $38 million (+13%), and reductions in business loans of $9 million (-1.4%) and direct installment loans of $22 million (-5.8%).

Asset Quality
 Asset quality metrics continued to improve, with year-over-year reductions in delinquency, charge-off, and non-performing loan ratios. The allowance for loan losses at year-end of $29.1 million is up from $26.3 million at December 2002, largely as a result of increased loan balances. The ratio of allowance for loan losses to total loans of 1.37% at year-end 2003 compares to 1.46% at December 31, 2002. This decrease reflects improved asset quality metrics, as well as the lower credit risk profile of consumer mortgages which have increased from 28% of total loans in 2002 to 35% in 2003. Total net charge-offs for 2003 of $10.3 million are comparable to the $9.8 million reported for the same 2002 period, and compare favorably against a 7.2% increase in average loans outstanding.

Non-performing loans of $13.2 million at year-end are up from $11.6 million in 2002; however, represent only .62% of total loans versus .64% at year-end 2002. Total delinquent loans (>30 days plus non-accrual) also experienced an improving trend, declining from 1.88% at December 31, 2002, to 1.76% at year-end 2003.

Stock Split
 On January 21, 2004, the company announced a two-for-one stock split, subject to shareholder approval of an increase in its authorized shares. The split will be effected in the form of a 100% stock dividend, which the company expects to be payable on or about April 12, 2004, to shareholders of record on or about March 17, 2004. The company will seek approval of an amendment to increase its total authorized shares from 20 million to 50 million shares at a special Meeting of Shareholders to be held on or about March 26, 2004. The company expects to mail a proxy statement to shareholders in February 2004, that further explains the stock split and shareholder vote necessary to authorize additional shares.

First Heritage Acquisition
 On January 6, 2004, the company announced an agreement to acquire First Heritage Bank in an all-stock transaction valued at approximately $74 million. Headquartered in Wilkes-Barre, Pa., First Heritage is a closely held $275 million-asset bank with three branches in Luzerne county. The transaction is expected to be accretive to earnings within the first 12 months based on anticipated cost reductions, modest revenue enhancements, and opportunities to restructure the balance sheet. Like all branches within the Pennsylvania franchise, First Heritage’s three branches will operate as part of First Liberty Bank & Trust, a division of Community Bank, N.A. Robert P. Matley, currently President and Chief Operating Officer of First Heritage, will become Senior Lending Officer and Executive Vice President of Pennsylvania Banking. The acquisition is

Community Bank System, Inc.

expected to close during the second quarter of 2004, pending both customary regulatory and First Heritage shareholder approval.

Grange Successfully Merged
 On November 24, 2003, the company completed its previously announced acquisition of Grange National Banc Corp., a $280 million-asset bank holding company based in Tunkhannock, Pa. Grange’s banking subsidiary, Grange National Bank, and its 12 branches are now operating as part of First Liberty Bank & Trust. Thomas A. McCullough has been appointed President of Pennsylvania Banking and is managing all of the company’s banking business in Northeastern Pennsylvania and its combined 24 branch locations.

2004 Earnings Guidance
 Mark Tryniski, Executive Vice President and Chief Financial Officer, stated, “Prudent management of our balance sheet has resulted in strong net interest margins. However, the present interest rate environment continues to exert downward pressure that we expect will continue into 2004. Overall economic and business conditions in our markets have been stable, and we expect to be well challenged in meeting loan generation objectives in 2004. After a difficult 2003 for our asset-based financial services businesses, we are hopeful that revenue gains in the second half of the year by these units will continue into 2004 on the improving attractiveness of investment markets. The three acquisitions we closed in 2003 are all expected to provide incremental earnings opportunities in 2004.”

Mr. Tryniski concluded, “Subject to the effects of actual events and circumstances, our present estimate of diluted earnings per share for 2004 is between $3.20 and $3.30 per share.”

Conference Call Scheduled
 A conference call will be held with company management at 1:00 p.m. (ET) on Monday, January 26, to discuss the above results at 1-866-453-5550 (access code 3435033). An audio recording will be available one hour after the call until March 31, and may be accessed at 1-866-453-6660 (access code 142983). Investors may also listen to the call live via the Internet over PR Newswire, at:

http://www.firstcallevents.com/service/ajwz396796329gf12.html

The call will be archived on this site for 90 days and may be accessed at any time at no cost. This earnings release, including supporting financial tables, is available within the “Press Releases & News” link within the Investor Relations section of the company’s website at www.communitybankna.com.

Community Bank System, Inc. (NYSE: CBU) is a registered bank holding company based in DeWitt, N.Y. Upon completion of the recently announced acquisition of First Heritage Bank in Wilkes-Barre, Pa., CBU’s wholly-owned banking subsidiary, Community Bank, N.A. will have approximately $4.1 billion of assets, 132 customer facilities and 98 ATMs across Upstate New York and Northeastern Pennsylvania, where it operates as First Liberty Bank & Trust, a division of Community Bank N.A. Other subsidiaries within the CBU family are Elias Asset Management, Inc., an investment management firm based in Williamsville, N.Y.; Community Investment Services, Inc., a broker-dealer delivering financial products, including mutual funds, annuities, individual stocks and bonds, and insurance products, from various locations throughout Community Bank System’s branch network; and Benefit Plans Administrative Services, Inc., an employee benefits company which includes BPA, a retirement plan administration firm located in Utica, N.Y., and Harbridge Consulting Group, an actuarial and consulting firm based in Syracuse, N.Y.

Community Bank System, Inc.

# # #

Shareholders of First Heritage and other investors are urged to read the proxy statement/prospectus that will be included in a registration statement on Form S-4 that CBU will file with the SEC in connection with the merger, and which will be provided directly to all shareholders of First Heritage. It will contain important information about CBU, First Heritage, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available free of charge on the SEC’s web site (www.sec.gov). The proxy statement/prospectus may also be obtained from First Heritage by directing such requests to First Heritage Bank, (Attention: Robert Matley), 64 North Franklin Street, Wilkes-Barre, PA 18701; telephone: (570) 821-8555.

# # #

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The following factors, among others, could cause the actual results of CBU’s operations to differ materially from CBU’s expectations: the successful integration of operations of its acquisitions; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. CBU does not assume any duty to update forward-looking statements.

Summary of Financial Data

Community Bank System, Inc.

Summary of Financial Data
(Dollars in thousands, except per share data)

	Quarter Ended		Year to Date

	Dec. 31,	Dec. 31,	Dec. 30,	Dec. 30,
Earnings	2003	2002	2003	2002

Interest income	$49,163	$51,411	$191,129	$205,093
Interest expense	14,460	17,562	59,301	77,243
Net interest income	34,703	33,849	131,828	127,850
Loan loss provision	3,093	5,042	11,195	12,222
Net interest income after provision for loan losses	31,610	28,807	120,633	115,628
Deposit service fees	6,099	4,586	23,124	16,480
Other banking services	516	425	1,653	1,805
Trust, investment and asset management fees	1,728	1,477	6,682	8,003
Benefit plan administration, consulting and actuarial fees	1,931	1,045	6,220	3,845
Non-interest income before security gains & debt ext.	10,274	7,533	37,679	30,133
Security gains & debt ext.	(2,656)	313	(2,698)	1,673
Total non-interest income	7,618	7,846	34,981	31,806
Salaries and employee benefits	14,921	11,675	53,164	47,864
Occupancy and equipment and furniture	4,355	3,945	17,125	15,692
Intangible amortization	1,292	1,312	5,093	5,953
Other	6,903	6,875	26,581	24,821
Total recurring operating expenses	27,471	23,807	101,963	94,330
Acquisition expenses	328	0	498	700
Total operating expenses	27,799	23,807	102,461	95,030
Income before tax	11,429	12,846	53,153	52,404
Income tax	2,759	3,206	12,773	13,887
Net income	$8,670	$9,640	$40,380	$38,517
Basic earnings per share	$0.64	$0.74	$3.07	$2.97
Diluted earnings per share	$0.62	$0.73	$2.99	$2.93
Diluted earnings per share — operating (1)	$0.75	$0.72	$3.13	$2.88

Community Bank System, Inc.

Summary of Financial Data
(Dollars in thousands, except per share data)

	2003				2002

	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr

Earnings
Interest income	$49,163	$46,676	$47,019	$48,271	$51,410
Interest expense	14,460	14,137	14,917	15,787	17,562
Net interest income	34,703	32,539	32,102	32,484	33,848
Provision for loan losses	3,093	2,029	2,673	3,400	5,042
Net interest income after provision for loan losses	31,610	30,510	29,429	29,084	28,806
Deposit service fees	6,099	6,080	5,740	5,204	4,586
Other banking services	516	(92)	420	810	425
Trust, investment and asset management fees	1,728	1,747	1,530	1,677	1,477
Benefit plan administration, consulting and actuarial fees	1,931	1,987	1,201	1,101	1,045
Non-interest income before security gains & debt ext.	10,274	9,722	8,891	8,792	7,533
Security gains & debt ext.	(2,656)	3	0	(45)	313
Total non-interest income	7,618	9,725	8,891	8,747	7,846
Salaries and employee benefits	14,921	13,226	12,317	12,700	11,675
Occupancy and equipment and furniture	4,355	4,140	4,305	4,325	3,945
Amortization of intangible assets	1,292	1,269	1,251	1,281	1,312
Other	6,903	6,352	7,245	6,081	6,875
Total recurring operating expenses	27,471	24,987	25,118	24,387	23,807
Acquisition expenses	328	165	5	0	0
Total operating expenses	27,799	25,152	25,123	24,387	23,807
Income before income taxes	11,429	15,083	13,197	13,444	12,845
Income taxes	2,759	3,354	3,165	3,495	3,206
Net income	$8,670	$11,729	$10,032	$9,949	$9,639
Basic earnings per share	$0.64	$0.90	$0.77	$0.76	$0.74
Diluted earnings per share	$0.62	$0.87	$0.75	$0.75	$0.73
Diluted earnings per share — operating (1)	$0.75	$0.88	$0.75	$0.75	$0.72
Profitability
Return on assets	0.93%	1.35%	1.20%	1.19%	1.11%
Return on equity	9.51%	13.83%	11.74%	12.25%	11.91%
Non-interest income/operating income (FTE) (2)	21.4%	21.5%	20.2%	19.9%	16.8%
Efficiency ratio (3)	54.4%	52.4%	54.3%	52.2%	50.3%
Components of Net Interest Margin (FTE)
Loan yield	6.35%	6.55%	6.81%	7.04%	7.33%
Investment yield	6.34%	6.34%	6.69%	6.75%	6.79%
Earning asset yield	6.35%	6.47%	6.76%	6.93%	7.11%
Interest bearing deposit rate	1.63%	1.72%	1.92%	2.07%	2.24%
Borrowed funds rate — FHLB & other	3.06%	3.59%	4.12%	3.89%	3.83%
Borrowed funds rate — subordinated debt	6.89%	6.91%	7.05%	7.19%	7.32%
Cost of all interest bearing funds	1.87%	1.97%	2.17%	2.28%	2.44%
Cost of funds (includes DDA)	1.58%	1.66%	1.83%	1.94%	2.08%
Cost of funds/earning assets	1.59%	1.66%	1.83%	1.94%	2.09%
Net interest margin (FTE)	4.59%	4.63%	4.74%	4.79%	4.83%
Fully tax-equivalent adjustment	$3,141	$3,008	$2,962	$2,980	$3,326

Community Bank System, Inc.

	2003				2002

	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr

Average Balances
Loans	$2,017,817	$1,879,858	$1,834,610	$1,807,889	$1,797,678
Taxable investment securities	834,221	764,931	728,155	790,212	853,620
Non-taxable investment securities	417,893	402,105	401,535	402,476	403,508
Total interest-earning assets	3,269,931	3,046,894	2,964,300	3,000,577	3,054,806
Total assets	3,695,221	3,437,021	3,359,927	3,390,648	3,448,482
Interest-bearing deposits	2,141,724	2,059,840	2,073,398	2,087,784	2,084,807
FHLB borrowings & other	550,596	423,066	347,954	388,783	446,535
Subordinated debt held by unconsolidated subsidiary trusts	80,382	80,368	80,355	80,341	80,327
Total interest-bearing liabilities	2,772,702	2,563,274	2,501,707	2,556,908	2,611,669
Shareholders’ equity	$361,513	$336,572	$342,830	$329,503	$320,979
Balance Sheet Data
Cash and cash equivalents	$103,923	$117,190	$109,898	$104,325	$113,531
Investment securities	1,329,534	1,292,685	1,170,372	1,228,608	1,286,583
Loans:
Consumer mortgage	739,593	606,084	545,828	520,480	510,309
Business lending	689,436	630,886	637,984	639,149	629,874
Consumer indirect	325,241	318,162	305,550	290,790	287,380
Consumer direct	374,239	368,871	368,653	370,267	379,342
Total loans	2,128,509	1,924,003	1,858,015	1,820,686	1,806,905
Allowance for loan losses	29,095	27,117	27,417	27,350	26,331
Intangible assets	195,001	140,292	132,296	133,547	134,828
Other assets	126,415	121,666	116,658	118,528	121,731
Total assets	3,854,287	3,568,719	3,359,822	3,378,344	3,437,247
Deposits	2,725,488	2,553,350	2,541,974	2,535,960	2,505,356
Borrowings	587,396	533,630	319,864	365,213	463,241
Subordinated debt held by unconsolidated subsidiary trusts	80,390	80,376	80,362	80,348	80,334
Other liabilities	57,295	59,601	65,803	59,839	63,278
Total liabilities	3,450,569	3,226,957	3,008,003	3,041,360	3,112,209
Shareholders’ equity	403,718	341,762	351,819	336,984	325,038
Total liabilities and shareholders’ equity	3,854,287	3,568,719	3,359,822	3,378,344	3,437,247
Assets under management or administration	$1,806,941	$1,600,141	$1,577,584	$1,438,869	$1,363,631
Capital
Tier 1 leverage ratio	7.35%	7.50%	7.87%	7.54%	7.14%
Tangible equity / tangible assets	5.70%	5.88%	6.80%	6.27%	5.76%
Accumulated other comprehensive income	$35,959	$39,582	$52,438	$43,414	$38,551
Diluted weighted average common shares outstanding	14,007	13,408	13,346	13,244	13,196
Period end common shares outstanding	14,165	12,960	13,019	13,017	12,979
Cash dividends declared per common share	$0.32	$0.32	$0.29	$0.29	$0.29
Book value	28.50	26.37	27.02	25.89	25.04
Tangible book value	14.73	15.55	16.86	15.63	14.66
Common stock price (end of period)	49.00	43.91	38.00	31.43	31.35
Total shareholders return — trailing 12 months	61.2%	53.2%	22.0%	8.1%	24.1%

Community Bank System, Inc.

	2003				2002

	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr

Asset Quality
Non-accrual loans	$11,940	$10,518	$12,678	$13,577	$9,754
Accruing loans 90+ days delinquent	1,307	3,018	2,457	2,264	1,890
Total non-performing loans	13,247	13,536	15,135	15,841	11,644
Restructured loans	28	29	30	39	43
Other real estate owned (OREO)	1,077	812	943	700	704
Total non-performing assets	14,352	14,377	16,108	16,580	12,391
Net charge-offs	$2,744	$2,532	$2,606	$2,381	$2,790
Loan loss allowance/loans outstanding	1.37%	1.41%	1.48%	1.50%	1.46%
Non-performing loans/loans outstanding	0.62%	0.70%	0.81%	0.87%	0.64%
Loan loss allowance/non-performing loans	220%	200%	181%	173%	226%
Net charge-offs/average loans	0.54%	0.53%	0.57%	0.53%	0.62%
Loan loss provision/net charge-offs	113%	80%	103%	143%	181%
Non-performing assets/loans outstanding plus OREO	0.67%	0.75%	0.87%	0.91%	0.69%

(1)	Excludes after-tax effect of acquisition expenses, securities gain/loss and debt extinguishment.

(2)	Excludes securities gain/loss and debt extinguishment.

(3)	Excludes intangible amortization, acquisition expenses, securities gain/loss, and debt extinguishment.

Certain prior period balances have been restated to reflect the fourth quarter 2003 adoption of FIN No. 46, “Consolidation of Variable Interest Entities.” This pronouncement requires the deconsolidation of previously consolidated subsidiary trusts, resulting in the restatement of trust preferred securities to subordinated debt.